SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

30 July 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 30 July 2020 re: 2020 Half-Year Results - Part 2 of 2

2020 Half-Year Results
News Release

Lloyds Banking Group plc

30 July 2020

Part 2 of 2

Y’

STATUTORY INFORMATION

		Page
Condensed consolidated half-year financial statements
Consolidated income statement		71
Consolidated statement of comprehensive income		72
Consolidated balance sheet		73
Consolidated statement of changes in equity		75
Consolidated cash flow statement		78

Notes
1	Accounting policies, presentation and estimates	79
2	Segmental analysis	86
3	Net fee and commission income	88
4	Operating expenses	89
5	Impairment	90
6	Taxation	91
7	Earnings per share	91
8	Financial assets at fair value through profit or loss	92
9	Derivative financial instruments	92
10	Financial assets at amortised cost	93
11	Allowance for impairment losses	97
12	Debt securities in issue	101
13	Post-retirement defined benefit schemes	102
14	Provisions for liabilities and charges	103
15	Contingent liabilities, commitments and guarantees	105
16	Fair values of financial assets and liabilities	108
17	Credit quality of loans and advances to banks and customers	115
18	Future accounting developments	123
19	Other information	123

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT (UNAUDITED)

		Half-year to	Half-year to	Half-year to
		30 June	30 June	31 Dec
		2020	2019	2019
	Note	£m	£m	£m

Interest and similar income		7,574	8,399	8,462
Interest and similar expense		(1,018)	(3,760)	(2,921)
Net interest income		6,556	4,639	5,541
Fee and commission income		1,121	1,428	1,328
Fee and commission expense		(558)	(694)	(656)
Net fee and commission income	3	563	734	672
Net trading income		(5,211)	11,789	6,499
Insurance premium income		4,244	4,431	5,143
Other operating income		720	1,547	1,361
Other income		316	18,501	13,675
Total income		6,872	23,140	19,216
Insurance claims		1,023	(14,009)	(9,988)
Total income, net of insurance claims		7,895	9,131	9,228
Regulatory provisions		(177)	(793)	(2,102)
Other operating expenses		(4,491)	(4,862)	(4,913)
Total operating expenses	4	(4,668)	(5,655)	(7,015)
Trading surplus		3,227	3,476	2,213
Impairment	5	(3,829)	(579)	(717)
(Loss) profit before tax		(602)	2,897	1,496
Tax credit (expense)	6	621	(672)	(715)
Profit for the period		19	2,225	781

(Loss) profit attributable to ordinary shareholders		(234)	1,942	517
Profit attributable to other equity holders		234	251	215
Profit attributable to equity holders		─	2,193	732
Profit attributable to non-controlling interests		19	32	49
Profit for the period		19	2,225	781

Basic (loss) earnings per share	7	(0.3)p	2.7p	0.8p
Diluted (loss) earnings per share	7	(0.3)p	2.7p	0.7p

The accompanying notes are an integral part of the condensed consolidated half-year financial statements

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Profit for the period	19	2,225	781
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	668	(173)	(1,260)
Tax	(154)	44	272
	514	(129)	(988)
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(62)	1	(1)
Tax	–	12	–
	(62)	13	(1)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	(3)	(303)	(116)
Tax	1	82	31
	(2)	(221)	(85)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(21)	(49)	19
Income statement transfers in respect of disposals	(137)	(177)	(19)
Impairment recognised in the income statement	6	(1)	–
Tax	43	68	3
	(109)	(159)	3
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	890	1,179	30
Net income statement transfers	(223)	(242)	(366)
Tax	(209)	(250)	102
	458	687	(234)
Currency translation differences (tax: nil)	28	1	(13)
Other comprehensive income for the period, net of tax	827	192	(1,318)
Total comprehensive income for the period	846	2,417	(537)

Total comprehensive income attributable to ordinary shareholders	593	2,134	(801)
Total comprehensive income attributable to other equity holders	234	251	215
Total comprehensive income attributable to equity holders	827	2,385	(586)
Total comprehensive income attributable to non-controlling interests	19	32	49
Total comprehensive income for the period	846	2,417	(537)

CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 Dec
		2020	2019
		(unaudited)	(audited)
	Note	£m	£m

Assets
Cash and balances at central banks		78,139	55,130
Items in the course of collection from banks		331	313
Financial assets at fair value through profit or loss	8	157,113	160,189
Derivative financial instruments	9	32,978	26,369
Loans and advances to banks		11,202	9,775
Loans and advances to customers		501,508	494,988
Debt securities		5,604	5,544
Financial assets at amortised cost	10	518,314	510,307
Financial assets at fair value through other comprehensive income		27,211	25,092
Investments in joint ventures and associates		311	304
Goodwill		2,324	2,324
Value of in-force business		5,397	5,558
Other intangible assets		3,985	3,808
Property, plant and equipment		12,212	13,104
Current tax recoverable		947	7
Deferred tax assets		2,611	2,666
Retirement benefit assets	13	2,241	681
Assets arising from reinsurance contracts held		22,220	23,567
Other assets		6,660	4,474
Total assets		872,994	833,893

CONSOLIDATED BALANCE SHEET (continued)

		At 30 June	At 31 Dec
		2020	2019
		(unaudited)	(audited)
Equity and liabilities	Note	£m	£m

Liabilities
Deposits from banks		34,124	28,179
Customer deposits		453,446	421,320
Items in course of transmission to banks		309	373
Financial liabilities at fair value through profit or loss		21,474	21,486
Derivative financial instruments	9	28,631	25,779
Notes in circulation		1,256	1,079
Debt securities in issue	12	99,931	97,689
Liabilities arising from insurance contracts and participating investment contracts		108,125	111,449
Liabilities arising from non-participating investment contracts		34,927	37,459
Other liabilities		21,395	20,333
Retirement benefit obligations	13	271	257
Current tax liabilities		33	187
Deferred tax liabilities		32	44
Other provisions	14	2,461	3,323
Subordinated liabilities		17,717	17,130
Total liabilities		824,132	786,087
Equity and liabilities

Equity
Share capital		7,076	7,005
Share premium account		17,856	17,751
Other reserves		14,010	13,695
Retained profits		3,792	3,246
Shareholders’ equity		42,734	41,697
Other equity instruments		5,906	5,906
Total equity excluding non-controlling interests		48,640	47,603
Non-controlling interests		222	203
Total equity		48,862	47,806
Total equity and liabilities		872,994	833,893

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2020	24,756	13,695	3,246	41,697	5,906	203	47,806
Comprehensive income
(Loss) profit for the period	–	–	(234)	(234)	234	19	19
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	514	514	–	–	514
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(109)	–	(109)	–	–	(109)
Equity shares	–	(62)	–	(62)	–	–	(62)
Gains and losses attributable to own credit risk, net of tax	–	–	(2)	(2)	–	–	(2)
Movements in cash flow hedging reserve, net of tax	–	458	–	458	–	–	458
Currency translation differences (tax: £nil)	–	28	–	28	–	–	28
Total other comprehensive income	–	315	512	827	–	–	827
Total comprehensive income1	–	315	278	593	234	19	846
Transactions with owners
Distributions on other equity instruments	–	–	–	–	(234)	–	(234)
Issue of ordinary shares2	176	–	–	176	–	–	176
Movement in treasury shares	–	–	221	221	–	–	221
Value of employee services:
Share option schemes	–	–	12	12	–	–	12
Other employee award schemes	–	–	35	35	–	–	35
Total transactions with owners	176	–	268	444	(234)	–	210
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
Balance at 30 June 2020	24,932	14,010	3,792	42,734	5,906	222	48,862

1
Total comprehensive income attributable to owners of the parent for the half-year to 30 June 2020 was £827 million (half-year to 30 June 2019: £2,385 million; half-year to 31 December 2019: a deficit of £586 million).

2
During the half-year to 30 June 2020, 709 million shares (half-year to 30 June 2019: 725 million shares; half-year to 31 December 2019: 51 million shares) were issued in respect of employee share schemes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2019	24,835	13,210	5,389	43,434	6,491	274	50,199
Comprehensive income
Profit for the period	–	–	1,942	1,942	251	32	2,225
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(129)	(129)	–	–	(129)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(159)	–	(159)	–	–	(159)
Equity shares	–	13	–	13	–	–	13
Gains and losses attributable to own credit risk, net of tax	–	–	(221)	(221)	–	–	(221)
Movements in cash flow hedging reserve, net of tax	–	687	–	687	–	–	687
Currency translation differences (tax: £nil)	–	1	–	1	–	–	1
Total other comprehensive income	–	542	(350)	192	–	–	192
Total comprehensive income	–	542	1,592	2,134	251	32	2,417
Transactions with owners
Dividends	–	–	(1,523)	(1,523)	–	(91)	(1,614)
Distributions on other equity instruments	–	–	–	–	(251)	–	(251)
Issue of ordinary shares	90	–	–	90	–	–	90
Share buyback	(113)	113	(879)	(879)	–	–	(879)
Redemption of preference shares	3	(3)	–	–	–	–	–
Issue of other equity instruments	–	–	(1)	(1)	396	–	395
Redemption of other equity instruments	–	–	–	–	(1,481)	–	(1,481)
Movement in treasury shares	–	–	71	71	–	–	71
Value of employee services:
Share option schemes	–	–	34	34	–	–	34
Other employee award schemes	–	–	88	88	–	–	88
Changes in non-controlling interests	–	–	–	–	–	(14)	(14)
Total transactions with owners	(20)	110	(2,210)	(2,120)	(1,336)	(105)	(3,561)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	2	(2)	–	–	–	–
Balance at 30 June 2019	24,815	13,864	4,769	43,448	5,406	201	49,055

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2019	24,815	13,864	4,769	43,448	5,406	201	49,055
Comprehensive income
Profit for the period	–	–	517	517	215	49	781
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(988)	(988)	–	–	(988)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	3	–	3	–	–	3
Equity shares	–	(1)	–	(1)	–	–	(1)
Gains and losses attributable to own credit risk, net of tax	–	–	(85)	(85)	–	–	(85)
Movements in cash flow hedging reserve, net of tax	–	(234)	–	(234)	–	–	(234)
Currency translation differences (tax: £nil)	–	(13)	–	(13)	–	–	(13)
Total other comprehensive income	–	(245)	(1,073)	(1,318)	–	–	(1,318)
Total comprehensive income	–	(245)	(556)	(801)	215	49	(537)
Transactions with owners
Dividends	–	–	(789)	(789)	–	(47)	(836)
Distributions on other equity instruments	–	–	–	–	(215)	–	(215)
Issue of ordinary shares	17	–	–	17	–	–	17
Share buyback	(76)	76	(216)	(216)	–	–	(216)
Issue of other equity instruments	–	–	(2)	(2)	500	–	498
Movement in treasury shares	–	–	(74)	(74)	–	–	(74)
Value of employee services:
Share option schemes	–	–	37	37	–	–	37
Other employee award schemes	–	–	77	77	–	–	77
Total transactions with owners	(59)	76	(967)	(950)	285	(47)	(712)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	–	–	–	–	–	–
Balance at 31 December 2019	24,756	13,695	3,246	41,697	5,906	203	47,806

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

(Loss) profit before tax	(602)	2,897	1,496
Adjustments for:
Change in operating assets	(14,306)	(16,318)	5,269
Change in operating liabilities	41,412	15,630	(11,988)
Non-cash and other items	2,125	10,060	5,513
Tax paid	(726)	(557)	(721)
Net cash provided by (used in) operating activities	27,903	11,712	(431)
Cash flows from investing activities
Purchase of financial assets	(7,115)	(8,618)	(1,112)
Proceeds from sale and maturity of financial assets	5,239	6,574	3,057
Purchase of fixed assets	(1,314)	(1,866)	(1,576)
Proceeds from sale of fixed assets	440	676	756
Acquisition of businesses, net of cash acquired	(10)	(6)	(15)
Net cash (used in) provided by investing activities	(2,760)	(3,240)	1,110
Cash flows from financing activities
Dividends paid to ordinary shareholders	–	(1,523)	(789)
Distributions on other equity instruments	(234)	(251)	(215)
Dividends paid to non-controlling interests	–	(91)	(47)
Interest paid on subordinated liabilities	(682)	(666)	(512)
Proceeds from issue of subordinated liabilities	280	–	–
Proceeds from issue of other equity instruments	–	395	498
Proceeds from issue of ordinary shares	133	20	16
Share buyback	–	(694)	(401)
Repayment of subordinated liabilities	(1,769)	(515)	(303)
Redemption of other equity instruments	–	(1,481)	–
Net cash used in financing activities	(2,272)	(4,806)	(1,753)
Effects of exchange rate changes on cash and cash equivalents	4	–	(5)
Change in cash and cash equivalents	22,875	3,666	(1,079)
Cash and cash equivalents at beginning of period	57,811	55,224	58,890
Cash and cash equivalents at end of period	80,686	58,890	57,811

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2020 is £55 million (30 June 2019: £29 million; 31 December 2019: £49 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2020 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as adopted by the European Union and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2019 which were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Copies of the 2019 Annual Report and Accounts are available on the Group’s website and are available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2019 Annual Report and Accounts.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered the implications of the COVID-19 pandemic upon the Group’s performance and projected funding and capital position and also taken into account the impact of further stress scenarios. On this basis, the directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future. Further details of the Group’s funding and capital position are set out on pages 56 to 69.

The accounting policies are consistent with those applied by the Group in its 2019 Annual Report and Accounts.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2020 and which have not been applied in preparing these financial statements are set out in note 18.

Related party transactions
The Group has had no material or unusual related party transactions during the six months to 30 June 2020. Related party transactions for the six months to 30 June 2020 are similar in nature to those for the year ended 31 December 2019. Full details of the Group’s related party transactions for the year to 31 December 2019 can be found in the Group’s 2019 Annual Report and Accounts.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2019, except as detailed below.

Allowance for impairment losses
At 30 June 2020 the Group’s expected credit loss allowance (ECL) was £6,541 million (31 December 2019: £3,455 million), of which £6,040 million (31 December 2019: £3,278 million) was in respect of drawn balances. The calculation of the Group’s ECL allowances and its provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Forward-looking information
The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project a wide range of key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2020 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss.

Alongside a defined central economic scenario, reflecting the Group’s base case assumptions used for medium-term planning purposes, three further economic scenarios are generated to represent the range of future outcomes. The upside, downside and severe downside scenarios are produced by averaging across a group of constituent scenarios around the 15th, 75th and 95th percentiles of the estimated loss distribution around the central case, with the central case expected to lie in the vicinity of the 45th percentile. These locations correspond to scenario weightings that allow for the inclusion of a relatively unlikely severe downside scenario associated with relatively large credit losses. At 31 December 2019 and 30 June 2020, the base case, upside and downside scenarios each carry a 30 per cent weighting, while the severe downside scenario is weighted at 10 per cent. The weights reflect the location of the economic scenarios on the estimated loss distribution.

Following review of the severe downside scenario generated by the modelled approach described above, a judgement was made to increase the severity of GDP and unemployment dispersion from the base case. Whilst the modelled approach gives an unbiased method of creating a loss distribution, it is built on historic experience that does not yet fully capture the unprecedented complexities of the current economic environment and the risk of inflated near-term shocks. The impact of this change has been reflected as a central overlay to reflect the incremental ECL estimated outside the core ECL calculation process. The following economic assumptions include both the modelled severe scenario – used in portfolio level ECL and staging assessment, and the adjusted severe downside - used to generate the final ECL through a central overlay in recognition of more adverse economic outcomes.

The key UK economic assumptions made by the Group are shown below. Compounded growth rates have been calculated on a geometric average basis, they were previously calculated on an arithmetic average basis:

Impact of economic assumptions

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%

At 30 June 2020
GDP	0.4	0.8	0.3	(0.4)	(0.8)
Interest rate	0.15	1.06	0.16	0.03	0.03
Unemployment rate	6.0	5.5	7.1	8.1	8.8
House price growth	0.4	4.7	(4.8)	(9.6)	(9.6)
Commercial real estate price growth	(0.6)	2.7	(3.5)	(8.0)	(8.0)

At 31 December 2019
GDP	1.4	1.7	1.2	0.5	n/a
Interest rate	1.25	2.04	0.49	0.11	n/a
Unemployment rate	4.3	3.9	5.8	7.2	n/a
House price growth	1.0	4.8	(3.2)	(7.7)	n/a
Commercial real estate price growth	0.0	1.8	(3.8)	(7.1)	n/a

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

The five year averages shown do not demonstrate the extent of peaks and troughs in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions – start to peak

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 June 2020
GDP	1.9	4.0	1.7	(1.8)	(2.0)
Interest rate	0.25	1.50	0.21	0.10	0.10
Unemployment rate	9.0	8.6	9.2	9.7	12.5
House price growth	2.1	25.8	0.4	0.4	0.4
Commercial real estate price growth	(2.7)	14.8	(2.7)	(2.7)	(2.7)

At 31 December 2019
GDP	7.0	8.6	6.2	2.7	n/a
Interest rate	1.75	2.56	0.75	0.75	n/a
Unemployment rate	4.6	4.6	6.9	8.3	n/a
House price growth	5.2	26.3	(1.9)	(2.3)	n/a
Commercial real estate price growth	0.1	10.4	(0.6)	(1.1)	n/a

Economic assumptions – start to trough

	Base case	Upside	Downside	Modelled severe	Adjusted severe
	%	%	%	%	%
At 30 June 2020
GDP	(19.7)	(19.5)	(19.8)	(20.2)	(26.1)
Interest rate	0.10	0.10	0.08	0.01	0.01
Unemployment rate	3.9	3.9	3.9	3.9	3.9
House price growth	(6.1)	(3.8)	(21.6)	(39.7)	(39.7)
Commercial real estate price growth	(20.0)	(11.5)	(27.2)	(42.3)	(42.3)

At 31 December 2019
GDP	0.4	0.7	0.2	(2.7)	n/a
Interest rate	0.75	0.75	0.35	0.01	n/a
Unemployment rate	3.8	3.4	3.9	3.9	n/a
House price growth	(2.7)	(0.8)	(14.8)	(33.1)	n/a
Commercial real estate price growth	(0.9)	0.3	(17.5)	(30.9)	n/a

The Group’s base case economic scenario has been materially revised in light of the impact of the COVID-19 pandemic in the UK and globally. The estimated impacts reflect judgments on the net effect of restrictions on economic activity unprecedented in peacetime, large-scale and previously untried government interventions, and lasting behavioural changes by households and businesses.

Although the UK economy has begun to recover as restrictions are eased, there is considerable uncertainty about the pace and eventual extent of the recovery. The Group’s base case assumptions reflect an expectation of some enduring scarring as the economy works through the sharp contraction in economic activity in 2020. Consistent with this, and despite the support provided by the government’s Coronavirus Job Retention Scheme and other income and lending assistance, the base case outlook entails a rise in the unemployment rate and weakness in residential and commercial property prices. The Group considers that risks to its base case economic view lie in both directions, reflecting both epidemiological and other developments, including vis-à-vis the UK’s transition to new trading arrangements with the European Union.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Scenarios by year

	2020	2021	2022	2020-22
	%	%	%	%
Base Case
GDP	(10.0)	6.0	3.0	(1.8)
Interest rate	0.10	0.10	0.10	0.10
Unemployment rate	7.2	7.0	5.7	6.7
House price growth	(6.0)	(0.1)	2.9	(3.3)
Commercial real estate price growth	(20.0)	10.0	4.0	(8.5)

Upside
GDP	(9.5)	7.5	3.1	0.3
Interest rate	0.21	1.15	1.42	0.92
Unemployment rate	7.1	6.2	4.9	6.1
House price growth	(3.7)	5.0	9.0	10.2
Commercial real estate price growth	(8.4)	18.6	3.4	12.4

Downside
GDP	(10.2)	5.8	3.1	(2.0)
Interest rate	0.09	0.12	0.19	0.13
Unemployment rate	7.3	7.7	6.8	7.3
House price growth	(8.0)	(6.1)	(4.5)	(17.5)
Commercial real estate price growth	(27.2)	4.0	2.9	(22.1)

Severe downside - Modelled
GDP	(10.9)	3.0	2.2	(6.2)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	7.5	8.9	8.4	8.3
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Severe downside - Adjusted
GDP	(17.2)	4.1	5.2	(9.4)
Interest rate	0.06	0.01	0.02	0.03
Unemployment rate	8.0	11.6	9.2	9.6
House price growth	(9.5)	(11.5)	(11.7)	(29.2)
Commercial real estate price growth	(36.2)	(7.8)	(1.4)	(41.9)

Base Case Scenario by Quarter

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1	2021 Q2	2021 Q3	2021 Q4
	%	%	%	%	%	%	%	%
Base Case
GDP	(1.6)	(19.3)	(10.9)	(8.1)	(4.7)	18.1	7.7	5.1
Interest rate	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10
Unemployment rate	3.9	7.5	8.5	9.0	8.0	7.4	6.6	6.2
House price growth	2.8	0.9	(2.4)	(6.0)	(6.3)	(4.0)	(1.1)	(0.1)
Commercial real estate price growth	(5.0)	(12.3)	(19.9)	(20.0)	(14.4)	(3.7)	7.7	10.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Impact of multiple economic scenarios

The following table shows the extent to which a higher ECL allowance has been recognised to take account of forward-looking information from the weighted multiple economic scenarios (MES). The Group’s probability-weighted ECL allowance continues to reflect a 30 per cent weighting of base case, upside and downside and a 10 per cent weighting of adjusted severe downside. The majority of post-model adjustments and all individually assessed provisions, although assessed on a range of multiple case specific outcomes, are reported flat under each economic scenario. At 30 June 2020 the impact of MES was an increase of £510 million to the base case (31 December 2019: £191 million).

	Probability-				Severe
	weighted	Upside	Base case	Downside	downside
	£m	£m	£m	£m	£m
UK Mortgages	1,111	773	929	1,264	2,214
Other Retail	2,404	2,208	2,383	2,510	2,741
Commercial Banking	2,763	2,416	2,656	2,954	3,553
Other	263	63	63	64	2,064
At 30 June 2020	6,541	5,460	6,031	6,792	10,572

UK Mortgages	569	317	464	653	1,389
Other Retail	1,521	1,443	1,492	1,564	1,712
Commercial Banking	1,315	1,211	1,258	1,382	1,597
Other	50	50	50	50	50
At 31 December 2019	3,455	3,021	3,264	3,649	4,748

Sensitivity of ECL to key economic variables

The table below shows the impact on the Group’s ECL resulting from a decrease/increase in loss given default for a 10 percentage point (pp) increase/decrease in the UK House Price Index (HPI). The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

(1
	At 30 June 2020		At 31 December 2019
	10pp increase in HPI	10 pp decrease in HPI	10pp increase in HPI	10 pp decrease in HPI

ECL impact, £m	(149)	185	(110)	147

The table below shows the impact on the Group’s ECL resulting from a decrease/increase for a 1 percentage point (pp) increase/decrease in the UK unemployment rate. The increase/decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario.

	At 30 June 2020		At 31 December 2019
	1pp increase in unemployment	1pp decrease in unemployment	1pp increase in unemployment	1 pp decrease in unemployment

ECL impact, £m	294	(276)	141	(143)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

Post-model adjustments
Limitations in the Group’s impairment models or input data may be identified through the on-going assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure the overall provision adequately reflects all material risks. These adjustments are generally determined taking into account the particular attributes of the exposure which have not been adequately captured by the primary impairment models. At 30 June 2020 the incorporation of the changes in the economic outlook required an additional £636 million of post model adjustments; other adjustments increased to £346 million from £161 million at 31 December 2019.

	Modelled ECL	Economic outlook post-model adjustments	Other post-model adjustments	Total ECL
	£m	£m	£m	£m

UK Mortgages	803	50	258	1,111
Other Retail	2,008	358	38	2,404
Commercial Banking	2,685	28	50	2,763
Other	63	200	–	263
At 30 June 2020	5,559	636	346	6,541

At 31 December 2019	3,294	–	161	3,455

Post model adjustments amounting to £636 million have been made to incorporate aspects of the updated economic outlook that have not been adequately captured by the models including adjustments to losses given default.  The adjusted severe downside scenario has also been incorporated using a post model adjustment.

At 30 June 2020, other post-model adjustments amounted to £346 million of which £258 million relates to UK Mortgages. This comprises increases for the additional end of term risk on interest-only mortgages of £171 million (31 December 2019: £132 million); accounts in long-term default of £34 million (31 December 2019: £33 million); additional risk on forborne accounts, £21 million, and adjustments to possession rate levels, £32 million. In Other Retail post-model adjustments reflect the extension of modelled lifetime on revolving products of £38 million (31 December 2019: £36 million). All post-model adjustments are reviewed at least half-yearly and are subject to strict internal governance and controls.

Significant increase in credit risk
An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument. In determining whether there has been a significant increase in credit risk, the Group uses quantitative tests based on relative and absolute probability of default movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historical delinquency, credit weakness or financial difficulty. These quantitative tests are carried out on both observed and forward-looking probabilities of default (PDs) to determine whether a customer has triggered the required deterioration appropriate for their PD at origination. For each major product grouping, models have been developed which utilise historical credit loss data to produce probabilities of default for each scenario; and it is the overall weighted-average forward-looking PD that is used to assist in determining the staging of financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

1.
Accounting policies, presentation and estimates (continued)

There have been no changes to the quantitative or qualitative triggers used at 30 June 2020. The Group considers these to continue to perform adequately under the current economic conditions and notably with the widespread use of payment holidays. The use of a payment holiday in itself has not been judged to indicate a significant increase in credit risk, with the underlying long-term credit risk deemed to be driven by economic conditions and captured through the use of forward-looking models. These portfolio level models are capturing the anticipated volume of increased defaults and therefore an appropriate assessment of staging and expected credit loss.

Definition of default
The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due. The Group uses a 90 day past due backstop for all of its products except for UK mortgages wherein a backstop of 180 days past due is in place. The use of payment holidays is not considered to be an automatic trigger of regulatory default and therefore does not automatically trigger Stage 3. Days past due will also not accumulate on any accounts that have taken a payment holiday including those already past due.

Loss given default
The calculation of the ECL allowance also requires an estimate to be made of the loss that will be incurred in the event of a default. The loss given default (LGD) is based on market recovery rates and internal credit assessments. The LGD for customers utilising government funding schemes incorporates an appropriate level of recovery dependent upon the individual scheme and corresponding level of guarantee being used. The use of forecast collateral value indices in determining LGDs continues to be effective despite the temporarily low volumes of transactions upon which those indices are based.

Financial instrument valuations
The Group categorises financial instruments carried on the balance sheet at fair value using a three level hierarchy. Financial instruments categorised as level 1 are valued using quoted market prices and therefore minimal estimates are made in determining fair value. The fair value of financial instruments categorised as level 2 and, in particular, level 3 is determined using valuation techniques which involve management judgement and estimates the extent of which depends on the complexity of the instrument and the availability of market observable information. The COVID-19 pandemic has had a significant impact on a number of the businesses in which the Group’s private equity business has an interest and, as a result, the Group has reduced the fair value of its investments in those businesses in the first half of 2020. These valuations are classified as level 3 and are based on earnings multiples; significant judgement is required in estimating both the relevant earnings and the multiple to be applied.

The principal judgements made by the Group in determining the fair value of its other financial assets and liabilities classified as level 3 are primarily related to interest rate spreads and interest rate volatility. Further details on the valuation of level 3 assets and liabilities, including significant unobservable inputs used in the valuation models, together with the effects of reasonably possible alternative assumptions, are given in note 16.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of certain asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

During the half-year to 30 June 2020, the Group migrated certain customer relationships from the SME business within Commercial Banking to Business Banking within Retail; the Group has also revised its approach to internal funding charges, including the adoption of the Sterling Overnight Index Average (SONIA) interest rate benchmark in place of LIBOR. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2019, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2019.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 2020	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,233	919	5,152	212	6,027	(875)
Commercial Banking	1,222	658	1,880	(668)	1,633	247
Insurance and Wealth	14	853	867	379	857	10
Other	9	31	40	(204)	(578)	618
Group	5,478	2,461	7,939	(281)	7,939	–
Reconciling items:
Insurance grossing adjustment	1,132	(1,018)	114	–
Market volatility and asset sales	52	(75)	(23)	(43)
Amortisation of purchased intangibles	–	–	–	(34)
Restructuring costs	–	(37)	(37)	(133)
Fair value unwind and other items	(106)	8	(98)	(111)
Group – statutory	6,556	1,339	7,895	(602)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis (continued)

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 30 June 20191	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,561	1,009	5,570	2,177	6,514	(944)
Commercial Banking	1,449	731	2,180	982	1,861	319
Insurance and Wealth	40	1,183	1,223	659	1,152	71
Other	95	227	322	376	(232)	554
Group	6,145	3,150	9,295	4,194	9,295	–
Reconciling items:
Insurance grossing adjustment	(1,303)	1,418	115	–
Market volatility and asset sales	(87)	(22)	(109)	(296)
Amortisation of purchased intangibles	–	–	–	(34)
Restructuring costs	–	(48)	(48)	(182)
Fair value unwind and other items	(116)	(6)	(122)	(135)
Payment protection insurance provision	–	–	–	(650)
Group – statutory	4,639	4,492	9,131	2,897

1	Restated, see page 86.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
	income	claims	claims	before tax	revenue	revenue
Half-year to 31 December 20191	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,623	1,010	5,633	2,036	6,622	(989)
Commercial Banking	1,443	686	2,129	772	1,647	482
Insurance and Wealth	37	838	875	407	774	101
Other	129	48	177	122	(229)	406
Group	6,232	2,582	8,814	3,337	8,814	–
Reconciling items:
Insurance grossing adjustment	(515)	603	88	–
Market volatility and asset sales	(63)	551	488	422
Amortisation of purchased intangibles	–	–	–	(34)
Restructuring costs	–	(40)	(40)	(289)
Fair value unwind and other items	(113)	(9)	(122)	(140)
Payment protection insurance provision	–	–	–	(1,800)
Group – statutory	5,541	3,687	9,228	1,496

1	Restated, see page 86.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.
Segmental analysis (continued)

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2020	20191	2020	20191	2020	20191
	£m	£m	£m	£m	£m	£m

Retail	349,035	350,850	272,217	253,128	278,964	261,036
Commercial Banking	153,759	144,795	154,481	144,050	198,407	182,318
Insurance and Wealth	171,639	175,869	13,511	13,677	178,562	182,333
Other	198,561	162,379	13,237	10,465	168,199	160,400
Total Group	872,994	833,893	453,446	421,320	824,132	786,087

1	Restated, see page 86.

3.
Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m
Fee and commission income:
Current accounts	307	325	334
Credit and debit card fees	350	469	513
Commercial banking and treasury fees	120	138	110
Unit trust and insurance broking	66	114	92
Private banking and asset management	3	46	23
Factoring	42	53	50
Other	233	283	206
Total fee and commission income	1,121	1,428	1,328
Fee and commission expense	(558)	(694)	(656)
Net fee and commission income	563	734	672

Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking; and private banking, unit trust, insurance broking and asset management fees arise in Insurance and Wealth.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

4.
Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m
Administrative expenses
Salaries and social security costs	1,493	1,627	1,617
Pensions and other post-retirement benefit schemes (note 13)	272	280	252
Restructuring and other staff costs	129	250	225
	1,894	2,157	2,094
Premises and equipment	237	242	249
Other expenses:
IT, data processing and communications	474	535	503
UK bank levy	–	–	224
Operations, marketing and other	488	626	485
	962	1,161	1,212
	3,093	3,560	3,555
Depreciation and amortisation	1,398	1,302	1,358
Total operating expenses, excluding regulatory provisions	4,491	4,862	4,913
Regulatory provisions (note 14):
Payment protection insurance provision	–	650	1,800
Other regulatory provisions	177	143	302
	177	793	2,102
Total operating expenses	4,668	5,655	7,015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.
Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Impact of transfers between stages	1,263	379	225
Other changes in credit quality	2,111	223	575
Additions (repayments)	211	(64)	(52)
Methodology, model and assumption changes	44	43	(29)
Other items	200	(2)	(2)
	2,566	200	492
Total impairment charge	3,829	579	717

In respect of:
Loans and advances to banks	21	1	(1)
Loans and advances to customers	3,464	598	709
Debt securities	1	–	–
Financial assets at amortised cost	3,486	599	708
Other assets	13	–	5
Impairment charge on drawn balances	3,499	599	713
Loan commitments and financial guarantees	324	(19)	4
Financial assets at fair value through other comprehensive income	6	(1)	–
Total impairment charge	3,829	579	717

The impairment charge includes £21 million (half-year to 30 June 2019: £90 million; half-year to 31 December 2019: £44 million) in respect of residual value impairment and voluntary terminations within the Group’s UK motor finance business.

The Group’s impairment charge comprises the following:

Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.

Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect ultimate realisable or recoverable value.

Additions (repayments)
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances as a result of repayments of outstanding balances.

Methodology, model and assumption changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

Other items
In the half-year to 30 June 2020 this includes a central adjustment of £200 million to reflect the adjusted severe downside economic scenario (note 1).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.
Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2020 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

(Loss) profit before tax	(602)	2,897	1,496
UK corporation tax thereon at 19 per cent (2019:19 per cent)	114	(550)	(285)
Impact of surcharge on banking profits	44	(221)	(143)
Non-deductible costs: conduct charges	(11)	(103)	(267)
Non-deductible costs: bank levy	–	–	(43)
Other non-deductible costs	(40)	(39)	(82)
Non-taxable income	76	45	(5)
Tax relief on coupons on other equity instruments	44	47	42
Tax-exempt gains on disposals	3	10	92
Tax losses where no deferred tax recognised	(1)	12	6
Remeasurement of deferred tax due to rate changes	354	14	(20)
Differences in overseas tax rates	13	(15)	1
Policyholder tax	(23)	(38)	(29)
Policyholder deferred tax asset in respect of life assurance expenses	–	–	(53)
Adjustments in respect of prior years	48	166	71
Tax credit (expense)	621	(672)	(715)

On 29 October 2018 the UK Government announced its intention to restrict the use of capital tax losses to 50 per cent of any future gains that arise. This restriction was substantively enacted on 2 July 2020 and will reduce the Group’s net deferred tax asset by £58 million in the second half of the year, with £44 million to be recognised within the Group’s tax expense and £14 million within other comprehensive income.

7.
Earnings per share

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019

(Loss) profit attributable to ordinary shareholders – basic and diluted (£m)	(234)	1,942	517

Weighted average number of ordinary shares in issue – basic (m)	70,434	71,053	70,160
Adjustment for share options and awards (m)	–	663	701
Weighted average number of ordinary shares in issue – diluted (m)	70,434	71,716	70,861

Basic (loss) earnings per share	(0.3)p	2.7p	0.8p
Diluted (loss) earnings per share	(0.3)p	2.7p	0.7p

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.
Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Trading assets	19,535	17,982

Other financial assets at fair value through profit or loss:
Treasury and other bills	20	19
Loans and advances to customers	11,002	10,654
Loans and advances to banks	3,933	1,886
Debt securities	38,300	33,859
Equity shares	84,323	95,789
	137,578	142,207
Financial assets at fair value through profit or loss	157,113	160,189

Included in the above is £132,250 million (31 December 2019: £136,855 million) of assets relating to the insurance businesses.

9.
Derivative financial instruments

	At 30 June 2020		At 31 December 2019
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	982	241	806	229
Derivatives designated as cash flow hedges	587	860	430	876
	1,569	1,101	1,236	1,105
Trading
Exchange rate contracts	6,426	5,280	4,990	6,540
Interest rate contracts	24,359	21,418	19,810	17,464
Credit derivatives	52	77	83	167
Equity and other contracts	572	755	250	503
	31,409	27,530	25,133	24,674
Total recognised derivative assets/liabilities	32,978	28,631	26,369	25,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost

Half-year to 30 June 2020

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Loans and advances to banks

At 1 January 2020	9,777	–	–	–	9,777
Exchange and other adjustments	368	–	–	–	368
Transfers to Stage 2	(43)	43	–	–	–
Additions (repayments)	1,078	1	–	–	1,079
At 30 June 2020	11,180	44	–	–	11,224
Allowance for impairment losses	(21)	(1)	–	–	(22)
Total loans and advances to banks	11,159	43	–	–	11,202

Loans and advances to customers

At 1 January 2020	449,975	28,543	6,015	13,714	498,247
Exchange and other adjustments	2,735	27	4	(54)	2,712
Additions (repayments)	8,247	417	(836)	(593)	7,235
Transfers to Stage 1	3,154	(3,145)	(9)		–
Transfers to Stage 2	(33,522)	33,866	(344)		–
Transfers to Stage 3	(1,060)	(1,569)	2,629		–
	(31,428)	29,152	2,276		–
Recoveries			86	–	86
Financial assets that have been written off			(762)	(24)	(786)
At 30 June 2020	429,529	58,139	6,783	13,043	507,494
Allowance for impairment losses	(1,332)	(2,168)	(2,161)	(325)	(5,986)
Total loans and advances to customers	428,197	55,971	4,622	12,718	501,508

Debt securities

At 1 January 2020	5,544	–	3	–	5,547
Exchange and other adjustments	112	–	–	–	112
Additions (repayments)	(50)	–	–	–	(50)
Financial assets that have been written off			–	–	–
At 30 June 2020	5,606	–	3	–	5,609
Allowance for impairment losses	(2)	–	(3)	–	(5)
Total debt securities	5,604	–	–	–	5,604

Total financial assets at amortised cost	444,960	56,014	4,622	12,718	518,314

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost (continued)

Movements in Retail mortgage balances were as follows:

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2020	257,043	16,935	1,506	13,714	289,198
Exchange and other adjustments	–	–	1	(54)	(53)
Additions (repayments)	(1,522)	(1,054)	(216)	(593)	(3,385)
Transfers to Stage 1	1,350	(1,345)	(5)		–
Transfers to Stage 2	(20,260)	20,473	(213)		–
Transfers to Stage 3	(34)	(702)	736		–
	(18,944)	18,426	518		–
Recoveries			9	–	9
Financial assets that have been written off			(18)	(24)	(42)
At 30 June 2020	236,577	34,307	1,800	13,043	285,727
Allowance for impairment losses	(106)	(491)	(187)	(325)	(1,109)
Total loans and advances to customers	236,471	33,816	1,613	12,718	284,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost (continued)

Year ended 31 December 2019

				Purchased
				or
				originated
				credit
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
Loans and advances to banks
At 1 January 2019	6,282	3	–	–	6,285
Exchange and other adjustments	(218)	–	–	–	(218)
Additions (repayments)	3,713	(3)	–	–	3,710
At 31 December 2019	9,777	–	–	–	9,777
Allowance for impairment losses	(2)	–	–	–	(2)
Total loans and advances to banks	9,775	–	–	–	9,775

Loans and advances to customers

At 1 January 2019	441,531	25,345	5,741	15,391	488,008
Exchange and other adjustments	(498)	(34)	47	283	(202)
Additions (repayments)	13,554	(2,558)	(858)	(1,934)	8,204
Transfers to Stage 1	6,318	(6,286)	(32)		–
Transfers to Stage 2	(13,084)	13,516	(432)		–
Transfers to Stage 3	(1,540)	(1,440)	2,980		–
	(8,306)	5,790	2,516		–
Recoveries			397	28	425
Acquisition of portfolios	3,694	–	–	–	3,694
Financial assets that have been written off			(1,828)	(54)	(1,882)
At 31 December 2019	449,975	28,543	6,015	13,714	498,247
Allowance for impairment losses	(675)	(995)	(1,447)	(142)	(3,259)
Total loans and advances to customers	449,300	27,548	4,568	13,572	494,988

Debt securities

At 1 January 2019	5,238	–	6	–	5,244
Exchange and other adjustments	(94)	–	(2)	–	(96)
Additions (repayments)	400	–	–	–	400
Financial assets that have been written off			(1)	–	(1)
At 31 December 2019	5,544	–	3	–	5,547
Allowance for impairment losses	–	–	(3)	–	(3)
Total debt securities	5,544	–	–	–	5,544

Total financial assets at amortised cost	464,619	27,548	4,568	13,572	510,307

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.
Financial assets at amortised cost (continued)

Movements in Retail mortgage balances were as follows:

				Purchased or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	257,797	13,654	1,393	15,391	288,235
Exchange and other adjustments	(1)	–	2	283	284
Additions (repayments)	799	(1,432)	(416)	(1,934)	(2,983)
Transfers to Stage 1	3,060	(3,057)	(3)		–
Transfers to Stage 2	(7,879)	8,242	(363)		–
Transfers to Stage 3	(427)	(472)	899		–
	(5,246)	4,713	533		–
Recoveries			29	28	57
Acquisition of portfolios	3,694	–	–	–	3,694
Financial assets that have been written off			(35)	(54)	(89)
At 31 December 2019	257,043	16,935	1,506	13,714	289,198
Allowance for impairment losses	(23)	(281)	(122)	(142)	(568)
Total loans and advances to customers	257,020	16,654	1,384	13,572	288,630

The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferrable.

Additions (repayments) comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses

Half-year to 30 June 2020				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2020	677	995	1,464	142	3,278
Exchange and other adjustments	1	1	26	(38)	(10)

Transfers to Stage 1	108	(107)	(1)		–
Transfers to Stage 2	(90)	133	(43)		–
Transfers to Stage 3	(10)	(133)	143		–
Impact of transfers between stages	(64)	777	447		1,160
	(56)	670	546		1,160
Other items charged to the income statement	733	503	858	245	2,339
Charge to the income statement (note 5)	677	1,173	1,404	245	3,499
Advances written off			(762)	(24)	(786)
Recoveries of advances written off in previous years			86	–	86
Discount unwind			(27)	–	(27)
At 30 June 2020	1,355	2,169	2,191	325	6,040

In respect of undrawn balances
At 1 January 2020	95	77	5	–	177
Exchange and other adjustments	–	–	–	–	–

Transfers to Stage 1	8	(8)	–		–
Transfers to Stage 2	(8)	8	–		–
Transfers to Stage 3	–	(6)	6		–
Impact of transfers between stages	(2)	94	11		103
	(2)	88	17		103
Other items charged to the income statement	158	50	13	–	221
Charge to the income statement (note 5)	156	138	30	–	324
At 30 June 2020	251	215	35	–	501
Total allowance for impairment losses	1,606	2,384	2,226	325	6,541

In respect of:
Loans and advances to banks	21	1	–	–	22
Retail mortgages	106	491	187	325	1,109
Other	1,226	1,677	1,974	–	4,877
Loans and advances to customers	1,332	2,168	2,161	325	5,986
Debt securities	2	–	3	–	5
Financial assets at amortised cost	1,355	2,169	2,164	325	6,013
Other assets	–	–	27	–	27
Provisions in relation to loan commitments and financial guarantees	251	215	35	–	501
Total allowance for impairment losses	1,606	2,384	2,226	325	6,541
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	6	–	–	–	6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses (continued)

Exchange and other adjustments includes certain adjustments, prescribed by IFRS 9, in respect of purchased or originated credit-impaired financial assets.

The total allowance for impairment losses includes £191 million (31 December 2019: £201 million) in respect of residual value impairment and voluntary terminations within the Group’s asset finance business.

Movements in the Group’s impairment allowances in respect of Retail mortgages were as follows:

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2020	24	281	122	142	569
Exchange and other adjustments	(2)	1	–	(38)	(39)

Transfers to Stage 1	14	(14)	–		–
Transfers to Stage 2	(6)	16	(10)		–
Transfers to Stage 3	–	(28)	28		–
Impact of transfers between stages	(12)	159	39		186
	(4)	133	57		186
Other items charged to the income statement	90	76	7	245	418
Charge to the income statement	86	209	64	245	604
Advances written off			(18)	(24)	(42)
Recoveries of advances written off in previous years			9	–	9
Discount unwind			10	–	10
At 30 June 2020	108	491	187	325	1,111

£2 million of the closing allowance at 30 June 2020 relates to undrawn exposures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses (continued)

Year ended 31 December 2019

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m
In respect of drawn balances
At 1 January 2019	527	994	1,570	78	3,169
Exchange and other adjustments	11	(9)	23	283	308

Transfers to Stage 1	229	(222)	(7)		–
Transfers to Stage 2	(53)	92	(39)		–
Transfers to Stage 3	(15)	(140)	155		–
Impact of transfers between stages	(175)	353	420		598
	(14)	83	529		598
Other items charged to the income statement	153	(73)	827	(193)	714
Charge to the income statement	139	10	1,356	(193)	1,312
Advances written off			(1,829)	(54)	(1,883)
Recoveries of advances written off in previous years			397	28	425
Discount unwind			(53)	–	(53)
At 31 December 2019	677	995	1,464	142	3,278

In respect of undrawn balances
At 1 January 2019	123	64	6	–	193
Exchange and other adjustments	–	(1)	–	–	(1)

Transfers to Stage 1	19	(19)	–		–
Transfers to Stage 2	(4)	4	–		–
Transfers to Stage 3	(1)	(3)	4		–
Impact of transfers between stages	(17)	24	(1)		6
	(3)	6	3		6
Other items charged to the income statement	(25)	8	(4)	–	(21)
Charge to the income statement	(28)	14	(1)	–	(15)
At 31 December 2019	95	77	5	–	177
Total allowance for impairment losses	772	1,072	1,469	142	3,455

In respect of:
Loans and advances to banks	2	–	–	–	2
Retail mortgages	23	281	122	142	568
Other	652	714	1,325	–	2,691
Loans and advances to customers	675	995	1,447	142	3,259
Debt securities	–	–	3	–	3
Financial assets at amortised cost	677	995	1,450	142	3,264
Other assets	–	–	14	–	14
Provisions in relation to loan commitments and financial guarantees	95	77	5	–	177
Total allowance for impairment losses	772	1,072	1,469	142	3,455
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	–	–	–	–	–
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11.
Allowance for impairment losses (continued)

Movements in the Group’s impairment allowances in respect of Retail mortgages were as follows:

				Purchased
				or originated
				credit-
	Stage 1	Stage 2	Stage 3	impaired	Total
	£m	£m	£m	£m	£m

At 1 January 2019	37	226	118	78	459
Exchange and other adjustments	–	–	–	283	283

Transfers to Stage 1	17	(17)	–		–
Transfers to Stage 2	(13)	33	(20)		–
Transfers to Stage 3	(5)	(21)	26		–
Impact of transfers between stages	(15)	105	39		129
	(16)	100	45		129
Other items charged to the income statement	3	(45)	(59)	(193)	(294)
Charge to the income statement	(13)	55	(14)	(193)	(165)
Advances written off			(35)	(54)	(89)
Recoveries of advances written off in previous years			29	28	57
Discount unwind			24	–	24
At 31 December 2019	24	281	122	142	569

£1 million of the closing allowance at 31 December 2019 related to undrawn exposures.

The Group’s income statement charge comprises:

	Half-year	Year ended
	to 30 June	31 Dec
	2020	2019
	£m	£m

Drawn balances	3,499	1,312
Undrawn balances	324	(15)
Financial assets at fair value through other comprehensive income	6	(1)
Total	3,829	1,296

Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within Purchased or originated credit-impaired, which are not transferable. As assets are transferred between stages, the resulting change in expected credit loss of £1,160 million for drawn balances, and £103 million for undrawn balances, is presented separately as impacts of transfers between stages, in the stage in which the expected credit loss is recognised at the end of the reporting period.

Other items charged to the income statement include the movements in the expected credit loss as a result of new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off. Consequently, recoveries on assets previously written-off also occur in Stage 3 only.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.
Debt securities in issue

	At 30 June 2020			At 31 December 2019
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,644	45,903	53,547	7,484	41,291	48,775
Covered bonds	–	27,770	27,770	–	29,821	29,821
Certificates of deposit	–	11,842	11,842	–	10,598	10,598
Securitisation notes	47	5,830	5,877	47	7,288	7,335
Commercial paper	–	8,586	8,586	–	8,691	8,691
	7,691	99,931	107,622	7,531	97,689	105,220

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes
At 30 June 2020, external parties held £5,877 million (31 December 2019: £7,335 million) and the Group’s subsidiaries held £29,491 million (31 December 2019: £31,436 million) of total securitisation notes in issue of £35,368 million (31 December 2019: £38,771 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £37,809 million (31 December 2019: £42,545 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.

Covered bond programmes
At 30 June 2020, external parties held £27,770 million (31 December 2019: £29,821 million) and the Group’s subsidiaries held £100 million (31 December 2019: £100 million) of total covered bonds in issue of £27,870 million (31 December 2019: £29,921 million). The bonds are secured on certain loans and advances to customers amounting to £38,042 million (31 December 2019: £39,131 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.

Cash deposits of £4,012 million (31 December 2019: £4,703 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.
Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2020	2019
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	50,696	45,791
Present value of funded obligations	(48,593)	(45,241)
Net pension scheme asset	2,103	550
Other post-retirement schemes	(133)	(126)
Net retirement benefit asset	1,970	424

Recognised on the balance sheet as:
Retirement benefit assets	2,241	681
Retirement benefit obligations	(271)	(257)
Net retirement benefit asset	1,970	424

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2020	424
Income statement charge	(121)
Employer contributions	999
Remeasurement	668
Asset at 30 June 2020	1,970

During the first half of 2020, the Group’s main pension schemes entered into a £10 billion longevity insurance arrangement (with Scottish Widows acting as a conduit) to hedge their exposure to an unexpected increase in life expectancy for approximately half of their current pensioners. As a result, the impact of changes in mortality rates in future years on the pension schemes’ gross liabilities will be partially offset by movements in the value of the longevity swap, which is included within the pension schemes’ assets. Upon initial recognition, the pension schemes valued the swaps at £nil and, in line with market practice, actual mortality experience is assumed to be in line with the expected mortality rate for the first year of the swap.

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:
9
	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2020	2019	2019
	£m	£m	£m

Defined benefit pension schemes	121	139	106
Defined contribution schemes	151	141	146
Total charge to the income statement (note 4)	272	280	252

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.
Post-retirement defined benefit schemes (continued)

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2020	2019
	%	%

Discount rate	1.54	2.05
Rate of inflation:
Retail Prices Index	2.85	2.94
Consumer Price Index	1.90	1.99
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.52	2.57

14.
Provisions for liabilities and charges

	Provisions	Payment	Other
	for	protection	regulatory
	commitments	insurance	provisions	Other	Total
	£m	£m	£m	£m	£m

At 1 January 2020	177	1,880	528	738	3,323
Exchange and other adjustments	–	–	9	–	9
Provisions applied	–	(999)	(319)	(117)	(1,435)
Charge for the period	324	–	177	63	564
At 30 June 2020	501	881	395	684	2,461

Payment protection insurance (excluding MBNA)
The Group has made provisions for PPI costs totalling £21,875 million; no additional charge has been made in the first half of 2020. Good progress has been made with the review of PPI information requests received and the conversion rate remains low and consistent with the provision assumption of around 10 per cent, albeit operations have been impacted by the coronavirus pandemic in the second quarter.

At 30 June 2020, a provision of £745 million remained unutilised relating to complaints and associated administration costs excluding amounts relating to MBNA. Total cash payments were £833 million during the six months to 30 June 2020.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. A number of risks and uncertainties remain including processing the remaining outstanding complaints. These may also be impacted by any further regulatory changes. The cost could therefore differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required.

For every 1 per cent increase in PIR conversion rate on the stock as at the industry deadline, the Group would expect an additional charge of approximately £100 million.

.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.
Provisions for liabilities and charges (continued)

Payment protection insurance (MBNA)
As announced in December 2016, the Group’s exposure continues to remain capped at £240 million under the terms of the MBNA sale and purchase agreement. No additional charge has been made by MBNA to its PPI provision in the first half of 2020.

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2020 the Group charged a further £177 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2020 was £395 million (31 December 2019: £528 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £28 million during the half-year to 30 June 2020 for arrears handling related activities, bringing the total provided to date to £1,009 million; the unutilised balance at 30 June 2020 was £78 million.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims from customers in Germany relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers of claims received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual 'cooling off' periods continued to lead to a steady flow of claims through 2018 and 2019. Whilst complaint volumes continued to decline during the first half of 2020, new litigation claim volumes per month have remained fairly constant. Up to 31 December 2019 the Group had provided a total of £656 million and no further amounts have been provided in the half-year to 30 June 2020; the unutilised balance at 30 June 2020 was £91 million. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result, the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – review
The Group completed its compensation assessment for all 71 business customers within the customer review in the fourth quarter of 2019. In total more than £109 million of compensation has been accepted by victims of the HBOS Reading fraud, in addition to £14 million for ex-gratia payments and £6 million for the re-imbursements of legal fees. Sir Ross Cranston’s Quality Assurance review was concluded on 10 December 2019 and made a number of recommendations, including a re-assessment of direct and consequential losses by an independent panel, an extension of debt relief, and a wider definition of de facto directors. Details of the panel were announced on 3 April 2020 and the panel’s full scope and methodology was published on 7 July 2020. Details of an appeal process for the further assessments of debt relief and de facto director status have also been announced. The Group has begun its assessment of customer claims for further debt relief and de facto director status. The Group has committed to implementing Sir Ross’s recommendations in full. It is not possible to estimate at this stage what the financial impact will be.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.
Contingent liabilities, commitments and guarantees

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not involved in the ongoing litigation which involves card schemes such as Visa and Mastercard (as described below). However, the Group is a member / licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:

●
litigation brought by retailers against both Visa and Mastercard which continues in the English Courts (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that historic interchange arrangements of Mastercard and Visa infringed competition law); and
●
litigation brought on behalf of UK consumers in the English Courts against Mastercard (judgement is awaited from the Supreme Court on whether the collective proceedings may be permissible).

Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016.  These arrangements cap the maximum amount of liability to which the Group may be subject, and this cap is set at the cash consideration received by the Group for the sale of its stake in Visa Europe to Visa Inc in 2016.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies' submissions to the British Bankers' Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Swiss Competition Commission concluded its investigation against Lloyds Bank plc in June 2019. However, the Group continues to cooperate with various other government and regulatory authorities, including a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs' claims have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group's contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. Judgment was delivered on 15 November 2019.  The Group and its former directors successfully defended the claims. The claimants have been denied permission to appeal by the trial judge but may now seek permission to appeal from the Court of Appeal. It is currently not possible to determine the ultimate impact on the Group (if any).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.
Contingent liabilities, commitments and guarantees (continued)

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim for group relief of losses. If HMRC’s position is found to be correct, management estimate that this would result in an increase in current tax liabilities of approximately £805 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £270 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.
Contingent liabilities, commitments and guarantees (continued)

Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 June	At 31 Dec
	2020	2019
	£m	£m

Contingent liabilities
Acceptances and endorsements	141	74
Other:
Other items serving as direct credit substitutes	370	366
Performance bonds and other transaction-related contingencies	2,157	2,454
	2,527	2,820
Total contingent liabilities	2,668	2,894

Commitments and guarantees
Documentary credits and other short-term trade-related transactions	1	–
Forward asset purchases and forward deposits placed	170	189

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	14,166	12,684
Other commitments and guarantees	90,755	85,735
	104,921	98,419
1 year or over original maturity	32,916	34,945
Total commitments and guarantees	138,008	133,553

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,040 million (31 December 2019: £63,504 million) was irrevocable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 50 to the Group’s 2019 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s 2019 Annual Report and Accounts applied to these portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2020		At 31 December 2019
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	157,113	157,113	160,189	160,189
Derivative financial instruments	32,978	32,978	26,369	26,369

Loans and advances to banks	11,202	11,211	9,775	9,773
Loans and advances to customers	501,508	501,494	494,988	495,804
Debt securities	5,604	5,597	5,544	5,537
Financial assets at amortised cost	518,314	518,302	510,307	511,114
Financial assets at fair value through other comprehensive income	27,211	27,211	25,092	25,092
Financial liabilities
Deposits from banks	34,124	34,190	28,179	28,079
Customer deposits	453,446	453,773	421,320	421,728
Financial liabilities at fair value through profit or loss	21,474	21,474	21,486	21,486
Derivative financial instruments	28,631	28,631	25,779	25,779
Debt securities in issue	99,931	105,211	97,689	100,443
Liabilities arising from non-participating investment contracts	34,927	34,927	37,459	37,459
Subordinated liabilities	17,717	22,368	17,130	19,783

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2020
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	11,232	11,264	22,496
Loans and advances to banks	–	4,075	–	4,075
Debt securities	20,747	23,610	1,841	46,198
Treasury and other bills	20	–	–	20
Equity shares	82,086	356	1,882	84,324
Total financial assets at fair value through profit or loss	102,853	39,273	14,987	157,113
Financial assets at fair value through other comprehensive income:
Debt securities	14,142	12,644	181	26,967
Treasury and other bills	80	–	–	80
Equity shares	–	–	164	164
Total financial assets at fair value through other comprehensive income	14,222	12,644	345	27,211
Derivative financial instruments	99	31,995	884	32,978
Total financial assets carried at fair value	117,174	83,912	16,216	217,302

At 31 December 2019
Financial assets at fair value through profit or loss:
Loans and advances to customers	–	10,164	10,912	21,076
Loans and advances to banks	18	2,381	–	2,399
Debt securities	18,670	20,246	1,990	40,906
Treasury and other bills	19	–	–	19
Equity shares	93,766	17	2,006	95,789
Total financial assets at fair value through profit or loss	112,473	32,808	14,908	160,189
Financial assets at fair value through other comprehensive income:
Debt securities	12,876	11,273	181	24,330
Treasury and other bills	535	–	–	535
Equity shares	–	–	227	227
Total financial assets at fair value through other comprehensive income	13,411	11,273	408	25,092
Derivative financial instruments	50	25,456	863	26,369
Total financial assets carried at fair value	125,934	69,537	16,179	211,650

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2020
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	7,644	47	7,691
Trading liabilities	1,963	11,820	–	13,783
Total financial liabilities at fair value through profit or loss	1,963	19,464	47	21,474
Derivative financial instruments	63	27,101	1,467	28,631
Total financial liabilities carried at fair value	2,026	46,565	1,514	50,105

At 31 December 2019
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	–	7,483	48	7,531
Trading liabilities	2,781	11,174	–	13,955
Total financial liabilities at fair value through profit or loss	2,781	18,657	48	21,486
Derivative financial instruments	54	24,358	1,367	25,779
Total financial liabilities carried at fair value	2,835	43,015	1,415	47,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at		Total
	assets at	fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2020	14,908	408	863	16,179
Exchange and other adjustments	106	11	19	136
Gains recognised in the income statement within other income	135	–	124	259
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	–	(67)	–	(67)
Purchases/ increases to customer loans	851	–	2	853
Sales/ repayments	(839)	(7)	(81)	(927)
Transfers into the level 3 portfolio	73	–	41	114
Transfers out of the level 3 portfolio	(247)	–	(84)	(331)
At 30 June 2020	14,987	345	884	16,216
Gains recognised in the income statement within other income relating to those assets held at 30 June 2020	141	–	132	273

		Financial
	Financial	assets		Total
	assets at	at fair value		financial
	fair value	through other		assets
	through profit	comprehensive	Derivative	carried at
	or loss	income	assets	fair value
	£m	£m	£m	£m

At 1 January 2019	13,917	267	927	15,111
Exchange and other adjustments	3	1	–	4
Gains recognised in the income statement within other income	489	–	251	740
Gains recognised in other comprehensive income within the revaluation reserve in respect of financial assets held at fair value through other comprehensive income	–	8	–	8
Purchases/ increases to customer loans	1,511	–	2	1,513
Sales/ repayments	(1,522)	(80)	(16)	(1,618)
Transfers into the level 3 portfolio	563	–	22	585
Transfers out of the level 3 portfolio	(98)	–	(2)	(100)
At 30 June 2019	14,863	196	1,184	16,243
Gains recognised in the income statement within other income relating to those assets held at 30 June 2019	189	–	285	474

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2020	48	1,367	1,415
Exchange and other adjustments	–	20	20
Losses recognised in the income statement within other income	1	194	195
Additions	–	2	2
Redemptions	(2)	(8)	(10)
Transfers into the level 3 portfolio	–	51	51
Transfers out of the level 3 portfolio	–	(159)	(159)
At 30 June 2020	47	1,467	1,514
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2020	–	195	195

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2019	11	716	727
Exchange and other adjustments	–	–	–
Losses recognised in the income statement within other income	–	204	204
Additions	–	1	1
Redemptions	(1)	(12)	(13)
Transfers into the level 3 portfolio	53	364	417
Transfers out of the level 3 portfolio	(11)	–	(11)
At 30 June 2019	52	1,273	1,325
Losses recognised in the income statement within other income relating to those liabilities held at 30 June 2019	–	249	249

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2020
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps)	50 bps / 256 bps	11,264	541	(503)

Equity and venture capital investments	Market approach	Earnings multiple	1.1 / 14.6	1,886	30	(30)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)³	n/a		961	124	(146)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)³	n/a		867	8	(44)
Other				9
				14,987
Financial assets at fair value through other comprehensive income				345	8	(9)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	0% / 176%	884	5	(7)
				884
Financial assets carried at fair value				16,216

Financial liabilities at fair value through profit or loss				47

Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	0% / 176%	1,467	−	−
Financial liabilities carried at fair value				1,514

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.
Fair values of financial assets and liabilities (continued)

				At 31 December 2019
					Effect of reasonably
					possible alternative
					assumptions1
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range2	value	changes	changes
				£m	£m	£m
Financial assets at fair value through profit or loss:
Loans and advances to customers	Discounted cash flows	Interest rate spreads (bps)	47bps / 108bps	10,912	401	(384)
Equity and venture capital investments	Market approach	Earnings multiple	1.5 / 15.4	1,948	89	(89)
	Underlying assets/net asset value (incl. property prices)³			935	89	(113)
Unlisted equities, debt securities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices, broker quotes or discounted cash flows)3	n/a	n/a	1,052	19	(41)
Other				61	1	(1)
				14,908
Financial assets at fair value through other comprehensive income				408
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	14% / 115%	863	5	(6)
				863
Financial assets carried at fair value				16,179
Financial liabilities at fair value through profit or loss				48
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	14% / 115%	1,367	−	−
				1,367
Financial liabilities carried at fair value				1,415

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	Underlying asset/net asset values represent fair value.

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2019 financial statements.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 50 to the Group’s 2019 financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers

Gross drawn exposures

At 30 June 2020					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	6,094	–	–	–	6,094
CMS 11-14	0.51-3.00%	5,049	–	–	–	5,049
CMS 15-18	3.01-20.00%	37	44	–	–	81
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		11,180	44	–	–	11,224
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	236,569	27,321	–	–	263,890
RMS 7-9	4.51-14.00%	8	3,770	–	–	3,778
RMS 10	14.01-20.00%	–	862	–	–	862
RMS 11-13	20.01-99.99%	–	2,354	–	–	2,354
RMS 14	100.00%	–	–	1,800	13,043	14,843
		236,577	34,307	1,800	13,043	285,727
Retail – credit cards
RMS 1-6	0.00-4.50%	10,070	456	–	–	10,526
RMS 7-9	4.51-14.00%	2,882	641	–	–	3,523
RMS 10	14.01-20.00%	403	361	–	–	764
RMS 11-13	20.01-99.99%	84	630	–	–	714
RMS 14	100.00%	–	–	368	–	368
		13,439	2,088	368	–	15,895
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	11,615	1,762	–	–	13,377
RMS 7-9	4.51-14.00%	1,054	693	–	–	1,747
RMS 10	14.01-20.00%	–	155	–	–	155
RMS 11-13	20.01-99.99%	5	310	–	–	315
RMS 14	100.00%	–	–	236	–	236
		12,674	2,920	236	–	15,830
Retail – other
RMS 1-6	0.00-4.50%	19,242	693	–	–	19,935
RMS 7-9	4.51-14.00%	3,213	546	–	–	3,759
RMS 10	14.01-20.00%	787	191	–	–	978
RMS 11-13	20.01-99.99%	997	631	–	–	1,628
RMS 14	100.00%	–	–	480	–	480
		24,239	2,061	480	–	26,780
Total Retail		286,929	41,376	2,884	13,043	344,232

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

At 30 June 2020					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	29,923	353	–	–	30,276
CMS 11-14	0.51-3.00%	40,101	7,276	–	–	47,377
CMS 15-18	3.01-20.00%	8,038	7,543	–	–	15,581
CMS 19	20.01-99.99%	–	1,568	–	–	1,568
CMS 20-23	100%	–	–	3,808	–	3,808
		78,062	16,740	3,808	–	98,610
Other
RMS 1-6	0.00-4.50%	765	23	–	–	788
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	91	–	91
		765	23	91	–	879
CMS 1-10	0.00-0.50%	63,773	–	–	–	63,773
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		63,773	–	–	–	63,773
Total loans and advances to customers		429,529	58,139	6,783	13,043	507,494

In respect of:
Retail		286,929	41,376	2,884	13,043	344,232
Commercial		78,062	16,740	3,808	–	98,610
Other		64,538	23	91	–	64,652
Total loans and advances to customers		429,529	58,139	6,783	13,043	507,494

The update to the Group’s economic outlook has contributed to a deterioration of assigned credit quality and an increase in stage 2 balances due to the forward-looking probability of default (PD) used for rating segmentation.

Lending originated under the UK Government’s COVID-19 support schemes is rated according to the customer’s probability of default; the Government guarantees impact the anticipated loss given default (LGD).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

At 30 June 2020					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	1	–	–	–	1
CMS 11-14	0.51-3.00%	19	–	–	–	19
CMS 15-18	3.01-20.00%	1	1	–	–	2
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		21	1	–	–	22
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	106	250	–	–	356
RMS 7-9	4.51-14.00%	–	79	–	–	79
RMS 10	14.01-20.00%	–	28	–	–	28
RMS 11-13	20.01-99.99%	–	134	–	–	134
RMS 14	100.00%	–	–	187	325	512
		106	491	187	325	1,109
Retail – credit cards
RMS 1-6	0.00-4.50%	96	22	–	–	118
RMS 7-9	4.51-14.00%	134	61	–	–	195
RMS 10	14.01-20.00%	44	58	–	–	102
RMS 11-13	20.01-99.99%	13	208	–	–	221
RMS 14	100.00%	–	–	121	–	121
		287	349	121	–	757
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	184	50	–	–	234
RMS 7-9	4.51-14.00%	8	47	–	–	55
RMS 10	14.01-20.00%	–	21	–	–	21
RMS 11-13	20.01-99.99%	–	99	–	–	99
RMS 14	100.00%	–	–	152	–	152
		192	217	152	–	561
Retail – other
RMS 1-6	0.00-4.50%	116	28	–	–	144
RMS 7-9	4.51-14.00%	110	43	–	–	153
RMS 10	14.01-20.00%	22	35	–	–	57
RMS 11-13	20.01-99.99%	17	213	–	–	230
RMS 14	100.00%	–	–	173	–	173
		265	319	173	–	757
Total Retail		850	1,376	633	325	3,184

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

At 30 June 2020					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	21	2	–	–	23
CMS 11-14	0.51-3.00%	131	164	–	–	295
CMS 15-18	3.01-20.00%	118	390	–	–	508
CMS 19	20.01-99.99%	–	236	–	–	236
CMS 20-23	100%	–	–	1,509	–	1,509
		270	792	1,509	–	2,571
Other
RMS 1-6	0.00-4.50%	12	–	–	–	12
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	19	–	19
		12	–	19	–	31
CMS 1-10	0.00-0.50%	–	–	–	–	–
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		–	–	–	–	–
Central adjustment to severe scenario		200	–	–	–	200
Total loans and advances to customers		1,332	2,168	2,161	325	5,986

In respect of:
Retail		850	1,376	633	325	3,184
Commercial		270	792	1,509	–	2,571
Other		212	–	19	–	231
Total loans and advances to customers		1,332	2,168	2,161	325	5,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures

At 31 December 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	9,777	–	–	–	9,777
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		9,777	–	–	–	9,777
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	257,028	13,494	–	−	270,522
RMS 7-9	4.51-14.00%	15	2,052	–	−	2,067
RMS 10	14.01-20.00%	–	414	–	−	414
RMS 11-13	20.01-99.99%	–	975	–	−	975
RMS 14	100.00%	–	–	1,506	13,714	15,220
		257,043	16,935	1,506	13,714	289,198
Retail – credit cards
RMS 1-6	0.00-4.50%	14,745	729	–	–	15,474
RMS 7-9	4.51-14.00%	1,355	556	–	–	1,911
RMS 10	14.01-20.00%	32	105	–	–	137
RMS 11-13	20.01-99.99%	1	291	–	–	292
RMS 14	100.00%	–	–	385	–	385
		16,133	1,681	385	–	18,199
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	13,568	1,297	–	–	14,865
RMS 7-9	4.51-14.00%	314	368	–	–	682
RMS 10	14.01-20.00%	–	99	–	–	99
RMS 11-13	20.01-99.99%	2	178	–	–	180
RMS 14	100.00%	–	–	150	–	150
		13,884	1,942	150	–	15,976
Retail – other
RMS 1-6	0.00-4.50%	17,166	763	–	–	17,929
RMS 7-9	4.51-14.00%	1,330	784	–	–	2,114
RMS 10	14.01-20.00%	44	91	–	–	135
RMS 11-13	20.01-99.99%	151	338	–	–	489
RMS 14	100.00%	–	–	443	–	443
		18,691	1,976	443	–	21,110
Total Retail		305,751	22,534	2,484	13,714	344,483

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Gross drawn exposures (continued)

At 31 December 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	59,708	379	–	–	60,087
CMS 11-14	0.51-3.00%	25,569	2,318	–	–	27,887
CMS 15-18	3.01-20.00%	1,797	3,111	–	–	4,908
CMS 19	20.01-99.99%	–	169	–	–	169
CMS 20-23	100%	–	–	3,447	–	3,447
		87,074	5,977	3,447	–	96,498
Other
RMS 1-6	0.00-4.50%	754	32	–	–	786
RMS 7-9	4.51-14.00%	40	–	–	–	40
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	84	–	84
		794	32	84	–	910
CMS 1-10	0.00-0.50%	56,356	–	–	–	56,356
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		56,356	–	–	–	56,356
Total loans and advances to customers		449,975	28,543	6,015	13,714	498,247

In respect of:
Retail		305,751	22,534	2,484	13,714	344,483
Commercial		87,074	5,977	3,447	–	96,498
Other		57,150	32	84	–	57,266
Total loans and advances to customers		449,975	28,543	6,015	13,714	498,247

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses

At 31 December 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Loans and advances to banks:
CMS 1-10	0.00-0.50%	2	–	–	–	2
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		2	–	–	–	2
Loans and advances to customers:
Retail – mortgages
RMS 1-6	0.00-4.50%	23	183	–	–	206
RMS 7-9	4.51-14.00%	–	39	–	–	39
RMS 10	14.01-20.00%	–	13	–	–	13
RMS 11-13	20.01-99.99%	–	46	–	–	46
RMS 14	100.00%	–	–	122	142	264
		23	281	122	142	568
Retail – credit cards
RMS 1-6	0.00-4.50%	103	25	–	–	128
RMS 7-9	4.51-14.00%	49	54	–	–	103
RMS 10	14.01-20.00%	3	19	–	–	22
RMS 11-13	20.01-99.99%	–	91	–	–	91
RMS 14	100.00%	–	–	126	–	126
		155	189	126	–	470
Retail – UK Motor Finance
RMS 1-6	0.00-4.50%	203	30	–	–	233
RMS 7-9	4.51-14.00%	10	15	–	–	25
RMS 10	14.01-20.00%	–	10	–	–	10
RMS 11-13	20.01-99.99%	1	32	–	–	33
RMS 14	100.00%	–	–	84	–	84
		214	87	84	–	385
Retail – other
RMS 1-6	0.00-4.50%	109	26	–	–	135
RMS 7-9	4.51-14.00%	55	64	–	–	119
RMS 10	14.01-20.00%	4	16	–	–	20
RMS 11-13	20.01-99.99%	3	103	–	–	106
RMS 14	100.00%	–	–	158	–	158
		171	209	158	–	538
Total Retail		563	766	490	142	1,961

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17.
Credit quality of loans and advances to banks and customers (continued)

Expected credit losses (continued)

At 31 December 2019					Purchased
					or
					originated
					credit-
	PD	Stage 1	Stage 2	Stage 3	impaired	Total
	range	£m	£m	£m	£m	£m

Commercial
CMS 1-10	0.00-0.50%	33	1	–	–	34
CMS 11-14	0.51-3.00%	50	37	–	–	87
CMS 15-18	3.01-20.00%	13	174	–	–	187
CMS 19	20.01-99.99%	–	16	–	–	16
CMS 20-23	100%	–	–	941	–	941
		96	228	941	–	1,265
Other
RMS 1-6	0.00-4.50%	6	1	–	–	7
RMS 7-9	4.51-14.00%	–	–	–	–	–
RMS 10	14.01-20.00%	–	–	–	–	–
RMS 11-13	20.01-99.99%	–	–	–	–	–
RMS 14	100.00%	–	–	16	–	16
		6	1	16	–	23
CMS 1-10	0.00-0.50%	10	–	–	–	10
CMS 11-14	0.51-3.00%	–	–	–	–	–
CMS 15-18	3.01-20.00%	–	–	–	–	–
CMS 19	20.01-99.99%	–	–	–	–	–
CMS 20-23	100%	–	–	–	–	–
		10	–	–	–	10
Total loans and advances to customers		675	995	1,447	142	3,259

In respect of:
Retail		563	766	490	142	1,961
Commercial		96	228	941	–	1,265
Other		16	1	16	–	33
Total loans and advances to customers		675	995	1,447	142	3,259

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

18.
Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2020 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 17 Insurance Contracts and certain minor amendments to other accounting standards have not been endorsed by the EU as at 29 July 2020.

IFRS 17 Insurance Contracts
IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2023.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.  The standard will have a significant impact on the accounting for the insurance and participating investment contracts issued by the Group.

The Group has undertaken a re-planning exercise in response to the change of date for IFRS 17 implementation. Work is progressing to plan and to date has focused on interpreting the requirements of the standard, developing methodologies and accounting policies, and assessing the changes required to reporting and other systems. The development of the Group's data warehousing and actuarial liability calculation processes required for IFRS 17 reporting is progressing.

Minor amendments to other accounting standards
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2021 and 1 January 2022 (including IFRS 9 Financial Instruments and IAS 37 Provisions, Contingent Liabilities and Contingent Assets). These amendments are not expected to have a significant impact on the Group.

19.
Other information

The financial information included in these condensed consolidated financial statements does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2019 were approved by the directors on 19 February 2020 and were delivered to the Registrar of Companies on 4 March 2020. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

The directors listed below (being all the directors of Lloyds Banking Group plc) confirm that to the best of their knowledge these condensed consolidated half-year financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as adopted by the European Union, and that the half-year management report herein includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

●
an indication of important events that have occurred during the six months ended 30 June 2020 and their impact on the condensed consolidated half-year financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

●
material related party transactions in the six months ended 30 June 2020 and any material changes in the related party transactions described in the last annual report.

Signed on behalf of the Board by

António Horta-Osório
Group Chief Executive
29 July 2020

Lloyds Banking Group plc Board of directors:

Executive directors:
António Horta-Osório (Group Chief Executive)
William Chalmers (Chief Financial Officer)
Juan Colombás (Chief Operating Officer)

Non-executive directors:
Lord Blackwell (Chairman)
Alan Dickinson
Simon Henry
Sarah Legg
Lord Lupton CBE
Amanda Mackenzie OBE
Nicholas Prettejohn
Stuart Sinclair
Sara Weller CBE
Catherine Woods

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC

Report on the condensed consolidated half-year financial statements

Our conclusion
We have reviewed Lloyds Banking Group plc's condensed consolidated half-year financial statements (the ‘interim financial statements’) in the 2020 Half-Year Results of Lloyds Banking Group plc (the ‘Company’) for the six month period ended 30 June 2020. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

What we have reviewed
The interim financial statements comprise:

●
the consolidated balance sheet as at 30 June 2020;

●
the consolidated income statement and consolidated statement of comprehensive income for the period then ended;

●
the consolidated cash flow statement for the period then ended;

●
the consolidated statement of changes in equity for the period then ended; and

●
the explanatory notes to the interim financial statements

The interim financial statements included in the 2020 Half-Year Results have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors
The 2020 Half-Year Results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the 2020 Half-Year Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Our responsibility is to express a conclusion on the interim financial statements in the 2020 Half-Year Results based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO LLOYDS BANKING GROUP PLC (continued)

What a review of interim financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2020 Half-Year Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
London
29 July 2020

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak) and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Business as usual costs	Operating costs, less investment expensed and depreciation
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying, ‘or above the line’ profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations – ESG
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
External Relations Director
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Media Relations
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 30 July 2020